BY-LAW NUMBER 1-2002

A by-law relating generally to the business and affairs of

MDS INC.

ARTICLE ONE

INTERPRETATION

1.01 Definitions. -In the by-laws of the Corporation, unless the context otherwise requires:

    "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and the regulations enacted pursuant to it, and any statute and regulations that may be substituted therefor, as from time to time amended, and any reference to a particular provision of the Act shall be deemed also to be a reference to any similar provision resulting from the amendment or replacement thereof;

    "applicable laws" means the Act and all other applicable statutes and regulations and rules, instruments and policies of all applicable securities, regulatory authorities and any exchange on which securities of the Corporation are listed or quoted;

    "Articles" means the most current constating documents of the Corporation, as of the date hereof being the articles attached to the Certificate of Amalgamation dated November 1, 1997 of the Corporation, as from time to time amended or restated;

    "board" means the board of directors of the Corporation;

    "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

    "contracts, documents or instruments in writing" include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, moveable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings;

    "Corporation" means the corporation amalgamated under the Act by Certificate of Amalgamation dated November 1, 1997 and having at the date hereof, the name MDS INC.;

    "director" means a director of the Corporation;

    "electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

    "meeting of shareholders" means an annual meeting of shareholders and a special meeting of shareholders of the Corporation; "special meeting of shareholders" means a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

    "non-business day" means a Saturday and any day that is a holiday as defined in the Interpretation Act (Canada) and any statute that may be substituted therefor, as from time to time amended;

    "officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

    "person" means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, trustee, executor, administrator, legal personal representative, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

    "proxyholder" means a person holding a valid proxy for a shareholder;

    "recorded address" means, in the case of a shareholder, his address as recorded in the securities register of the Corporation as maintained by the Corporation's transfer agent from time to time; and in the case of joint shareholders, the addresses appearing in such securities register in respect of such joint holding or the first address so appearing if there is more than one; in the case of a director, his latest address as shown in the records of the Corporation or in the last notice of directors or the last notice of change of directors as filed in accordance with the Act; in the case of an officer or auditor, his address as recorded in the records of the Corporation; and in the case of the Corporation, its registered office;

    "shareholder" means a shareholder of the Corporation;

    "signing officers" means, in relation to any contracts, documents or instruments in writing or any electronic document, any person authorized to sign the same on behalf of the Corporation by Section 2.04 hereof or by any resolution passed pursuant thereto and, with respect to certificates for shares of the Corporation, means any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 8.02 hereof; and

    "unrelated" means in respect of any director, an individual: (i) who is independent of management of the Corporation or any of its affiliates and is free from any interest and any business or other relationship which could, or could reasonably be seen to, materially interfere with the director's ability to act with a view to the best interests of the Corporation; (ii) whose only remuneration from the Corporation is board and committee fees and expense reimbursement related to attending meetings thereof; whose equity ownership in the Corporation (shares or other instruments entitling the holder to shares in the Corporation) does not exceed 10% of the issued and outstanding shares of the Corporation.

1.02 Except as otherwise set forth in Section 1.01 hereof, terms defined in the Act and used herein shall, unless the context otherwise requires, have the same meaning herein as in the Act.

1.03 In this by-law words importing the singular number only include the plural and vice-versa and words importing the masculine gender include the feminine and neuter genders.

1.04 The terms "herein", "hereof", "hereby" and similar expressions refer to this by-law, as from time to time amended, and not to any particular Section or other portion hereof.

    The division of this by-law into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

    By-Law Subordinate to Other Documents - This by-law is subordinate to, and should be read in conjunction with, the Act and the Articles.

    Computation of Time - The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

ARTICLE TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office - The registered office of the Corporation shall be in the province or territory within Canada specified in the Articles from time to time and at such location therein initially as is specified in the notice thereof filed with the Articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal - Until changed by resolution of

the board, the corporate seal of the Corporation

shall be in the form impressed below.

2.03 Financial Year - Until changed by resolution of the board, the financial year of the Corporation shall end on the 31st day of October in each year.

2.04 Execution of Instruments and Electronic Documents - Contracts, documents and instruments in writing and electronic documents required to be executed by the Corporation shall, subject to any board resolution to the contrary, be signed on behalf of the Corporation:

(a) if bearing the corporate seal, by any two persons holding any of the following offices within the Corporation: chairman of the board, president, vice-president, controller, secretary, treasurer or director;

(b) if not bearing the corporate seal, by any one person holding any of the offices described in paragraph (a) above and acting within the scope of his or her authority;

and all contracts, documents and instruments in writing and electronic documents so signed shall be binding upon the Corporation without any further authorization or formality. In addition, the board may at any time and from time to time by resolution direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing or any electronic document or any class of contracts, documents and instruments in writing or electronic documents may or shall be signed on behalf of the Corporation. The corporate seal of the Corporation may be affixed to contracts, documents and instruments in writing signed as aforesaid by any signing officer but no such contract, document or instrument in writing shall be invalid by reason only of the corporate seal not being affixed thereto.

2.05 Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies and other persons as may from time to time be designated, appointed or authorized by or under the authority of the board. Such banking business, or any part thereof, shall be transacted by such persons (with or without the power to sub-delegate) under and in accordance with such agreements, instructions and delegations of power as the board may from time to time by resolution designate, direct or authorize.

2.06 Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time by resolution direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 Shareholder Information - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, is not in the interests of the shareholders or the Corporation to communicate to the public. Subject to the provisions of the Act, the board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or other applicable legislation or as authorized by the board or by resolution passed at a meeting of the shareholders.

ARTICLE THREE

DIRECTORS

3.01 Number of Directors and Quorum - Until changed in accordance with the Act, the board shall consist of not less than three (3) nor more than twenty (20) directors, at least twenty-five per cent (25%) of whom shall be resident Canadians and at least a majority of whom shall be unrelated. The board shall be entitled from time to time by resolution, to fix the number of directors within such limits, to appoint directors (subject as hereinafter and in the Act provided) and to establish the quorum of directors for the transaction of business at not less than a majority of the minimum number of directors specified in the Articles. Until fixed as aforesaid, the number of directors of the Corporation shall be ten (10) of whom six (6) shall constitute a quorum at any meeting of the board. Subject to Section 3.08 hereof, no business shall be transacted at a meeting of the board unless a quorum is present and at least twenty-five per cent (25%) of the directors present are resident Canadians.

3.02 Qualification - As set forth in the Act, the following persons are disqualified from being directors of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by the court in Canada or elsewhere;

(c) a person who is not an individual; or

(d) a person who has the status of bankrupt.

A director need not be a shareholder of the Corporation.

3.03 Election and Term - Shareholders shall, at the first meeting of shareholders and at each succeeding annual meeting of shareholders, elect directors to hold office until the next annual meeting or until their successors are elected and all the directors then in office shall retire but, if qualified, shall be eligible for re-election, provided that if an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. Subject to the provisions of the Articles, the number of directors to be elected at each such meeting shall be the number of directors then in office, unless the board otherwise determine. Directors shall be elected at such meeting by ordinary resolution of the shareholders passed on a show of hands unless a ballot is demanded in which event such election shall be by ballot. An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless (a) he was present at the meeting when the election or appointment took place and he did not refuse to hold office as a director; or (b) (i) he consented to hold office as a director in writing before the election or appointment or within 10 days after it; or (ii) he has acted as a director pursuant to the election or appointment.

3.04 Removal of Directors - Subject to the provisions of the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office prior to the expiration of such director's term and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

3.05 Vacation of Office - The office of director shall ipso facto be vacated when such director dies or resigns, becomes disqualified from being a director under Section 3.02 hereof, or if such director is removed from office in accordance with Section 3.04 hereof. The resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

3.06 Vacancies - Subject to the provisions of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from (a) an increase in the number or minimum number of directors, or (b) a failure of the shareholders to elect the number or minimum number of directors required by the Articles. Where the Articles so provide, a quorum of directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from the failure of the shareholders to elect the number or minimum number of directors required by the Articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

3.07 Action by the Board - Subject to Sections 3.08 and 3.09 hereof, the powers of the directors may be exercised by resolution passed at a meeting of the board at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy among the directors, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

3.08 Resident Canadian Directors at Meetings - The directors shall not transact business at a meeting of directors, other than filling a vacancy among the directors as provided in Section 3.06, unless twenty-five per cent (25%) of directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facility the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09 Meetings by Telephone or Electronic Facilities - In accordance with the Act and if all the directors of the Corporation consent, a director may participate in a meeting of the board or any committee of directors by means of such telephonic, electronic or other communications facility as permit all persons participating in the meeting to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means shall be deemed to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of directors held while the director giving such consent holds office.

3.10 Place of Meetings - Meetings of the board and of the committees of the board, if any, may be held at the head office of the Corporation or elsewhere within or outside Canada, as determined by the board.

3.11 Calling of Meetings - Meetings of the board shall be held from time to time at such locations, at such times and on such days as the board, the chairman of the board, the president if he is a director, a vice-president who is a director or any two directors may determine. The secretary or the assistant secretary shall convene a meeting of the board on the direction of the chairman of the board, the president, or a vice-president who is a director.

3.12 Notice of Meeting - Notice of the date, time and place of each meeting of the board or any committee thereof shall be given in the manner provided in Section 11.01 hereof to each director or member of such committee as applicable at least 48 hours before the time when the meeting is to take place; provided always that a director may in any manner, and either before or after the meeting, waive notice of a meeting of the board or any committee of directors; and attendance of a director at a meeting of the board or committee of directors shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. Subject to Section 114(5) of the Act, a notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting.

3.13 First Meeting of New Board - No notice of the first meeting of the board held following an annual meeting of shareholders at which directors are elected shall be necessary in order to legally constitute the meeting, provided that a quorum of directors is present and further provided that such meeting is held not later than three (3) days following such meeting of shareholders.

3.14 Adjourned Meetings - Notice of an adjourned meeting of directors is not required if the time and the place of the adjourned meeting is announced at the original meeting.

3.15 Regular Meetings - The board may, by resolution, appoint a day or days in any month or months for regular meetings of the board at a stated place and hour. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires a matter proposed to be dealt with at that meeting to be specified.

3.16 Chairman - The chairman of each meeting of the board shall be the chairman of the board, or in his absence or at his request, the president if he is a director, or in his absence or at his request, a vice-president who is a director. If no such person is present, the directors present shall choose one of their number to be chairman.

3.17 Votes to Govern - At all meetings of the board, every question to be decided shall be decided upon by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

3.18 Remuneration of Directors - Subject to the Articles, the directors shall be entitled to such fees and other remuneration for their services, if any, as the board may from time to time by resolution determine, and such fees and other remuneration shall be in addition to any amount paid to any director who is counsel to or otherwise serves the Corporation in a professional capacity. No directors' fees shall be payable to any director who is an employee of the Corporation or any of its affiliates. The board may also by resolution from time to time award special remuneration out of the funds of the Corporation to any director who performs any special work or service for, or undertakes any special mission on behalf of, the Corporation outside the work or services ordinarily required of a director by the Corporation. In addition, the directors shall also be reimbursed in respect of their out-of-pocket expenses incurred in attending board, committee and shareholders meetings, or otherwise in respect of the performance by them of their duties as directors, as the board may from time to time determine.

3.19 Submission of Contracts, Acts and Transactions for Shareholder Approval - The board may, in its discretion, submit any contract, act or transaction for approval, ratification or confirmation at any meeting of shareholders called for the purpose of considering the same, and, subject to the provisions of the Act, any such contract, act or transaction that shall be approved, ratified or confirmed by ordinary resolution at any such meeting (unless any different or additional requirement is imposed by the Act or by the Articles or any other by-laws of the Corporation) shall be as valid and binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

ARTICLE FOUR

COMMITTEES

4.01 Audit Committee - The board shall appoint annually from among its members an audit committee composed of not less than three (3) directors, all of whom shall be unrelated. The audit committee shall have the duties prescribed by the Act and such other powers and duties as the board may from time to time confer upon it. The auditors of the Corporation shall be sent notice of every meeting of the audit committee and shall be entitled to attend and be heard thereat.

4.02 Human Resources and Compensation Committee - The board shall appoint annually from among its members a human resources and compensation committee composed of such number of directors as may be determined from time to time by the board, at least a majority of whom shall be unrelated. The human resources and compensation committee shall have such powers and duties as the board may from time to time confer upon it.

4.03 Corporate Governance and Nominating Committee - The board shall appoint annually from among its members a corporate governance and nominating committee composed of such number of directors as may be determined from time to time by the board, at least a majority of whom shall be unrelated. The corporate governance and nominating committee shall have such powers and duties as the board may from time to time confer upon it.

4.04 Other Committees - The board may from time to time appoint from among its members such other committees as it may deem advisable. Any such committee shall have such powers and duties as the board may from time to time confer upon it.

4.05 Transaction of Business - Subject to the provisions of Sections 3.08 and 3.09 hereof, the powers of a committee of directors shall be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on that resolution at a meeting of that committee. Subject to the provisions of the Act and this Article Four and unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than the majority of its members, to elect its chairman and to regulate its procedures.

ARTICLE FIVE

OFFICERS

5.01 Appointment - At the first meeting of the board following each annual meeting of shareholders at which directors are elected, the board shall appoint from among their number a chairman of the board and shall also appoint a president. In default of such appointment, the then incumbents, subject to the provisions of Section 5.09 hereof in the case of the chairman of the board, shall hold office until their successors are appointed.

From time to time the board shall also appoint a secretary and, if it shall see fit, may also appoint one or more vice-presidents (to which title may be added words indicating seniority or function), a treasurer, a general manager and such other officers as the board deems appropriate, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers power to manage or supervise the management of the business and affairs of the Corporation. One person may hold more than one office and, save as herein otherwise provided with respect to the chairman of the board, an officer may but need not be a director. If the same person holds the office of secretary and treasurer he may, but need not, be known as the secretary/treasurer. Vacancies occurring from time to time in any office may be filled by the board.

5.02 Chairman of the Board - The chairman of the board shall preside at meetings of the board and shareholders' meetings, as provided in this by-law. The Chairman of the Board may have such other responsibilities as may from time to time be determined by the board of directors.

5.03 President - The board may by resolution appoint the president as the chief executive officer of the Corporation and may at any time revoke such appointment. The chief executive officer of the Corporation shall be charged with managing the business and affairs of the Corporation and shall perform the duties incident to his office, subject to the authority of the board. The board may by resolution appoint the president as the chief operating officer of the Corporation. As chief operating officer, the president shall manage the day-to-day operations of the Corporation under the general direction of the chief executive officer, and in the absence or inability to act of the chairman of the board, the president shall be vested with and may exercise all of the powers and perform all the duties of the chairman of the board; provided, however, that unless he is a director he shall not preside as chairman of any meeting of the board or at any committee of directors.

5.04 Vice-Presidents - Each vice-president shall perform such duties and exercise such powers as the board may from time to time prescribe or as the chairman of the board or the president may from time to time delegate to him. During the absence, inability or refusal to act of both the chairman of the board and the president, or if the offices of both chairman of the board and president shall be vacant, then during such absence, inability or refusal to act or so long as such vacancy exists in both such offices, all of the duties of the chairman of the board and of the president may be performed and their powers exercised by the vice-president, or if there are more than one, by vice-president in order of seniority (as determined by the board) save that no vice-president who is not a director shall preside at any meeting of the board or any committee of directors. If a vice-president exercises any such duty or power, the absence, inability or refusal to act or vacancies in the offices of the chairman of the board and the president shall be presumed with reference thereto.

5.05 Secretary - The Secretary shall attend and be the secretary of all meetings of the board, shareholders and, on request of the board, committees of directors and shall enter or cause to be entered in the records kept for that purpose minutes of all proceedings thereat. The Secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of directors. The Secretary shall, except when some other officer or agent has been appointed for that purpose, be custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, contracts, documents and other instruments belonging to the Corporation and he shall have such other powers and duties as the board, the chairman of the board or the president may from time to time prescribe.

5.06 Treasurer - Subject to the provisions of any resolution of the board, the treasurer or vice-president, finance and/or controller, if one be appointed, shall be responsible for the control of the funds of the Corporation, for all banking arrangements for the Corporation and for the safe-keeping of securities, shall keep or cause to be kept full and accurate books of account and accounting records as may be required by applicable law and shall render to the board as and when required of him an account of all his transactions as treasurer and of the financial position of the Corporation. In addition the treasurer shall have such other powers and duties as the board, the chairman of the board or the president may from time to time prescribe.

5.07 Powers and Duties of Other Officers - The powers and duties of all other officers of the Corporation shall be such as the terms of their engagement call for or as the board or chief executive officer may from time to time prescribe. Any of the powers and/or duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.08 Variation of Powers and Duties - The board may from time to time, subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09 Term of Office - The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Save as aforesaid, each officer appointed by the board shall hold office until his successor is appointed; provided that the term of office of the chairman of the board shall expire if and when the person occupying that office ceases to be a director.

5.10 Agents and Attorneys - The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise, including the power to sub-delegate, as the board may deem fit.

5.11 Fidelity Bonds - The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

ARTICLE SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Fiduciary Obligation -

    A director who is a party to, or who is a director or officer or an individual acting in a similar capacity, of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or material transaction with the Corporation shall disclose in writing to the Corporation, or request to have entered in the minutes of the meeting of directors or committee of directors, the nature and extent of his or her interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

    With respect to a material contract or material transaction between the Corporation and one or more director thereof or between the Corporation and another person of which the director of the Corporation is a director or in which he has a material interest, such material contract or material transaction is not invalid and the director is not accountable to the Corporations or its shareholders for any profit realized from the contract or transaction, by reason only of that relationship or by reason only that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract or transaction, if the director disclosed his interest in accordance with the Act and the contract or transaction was approved by the directors or the shareholders (in the manner and subject to the conditions set forth in the Act) and it was reasonable and fair to the Corporation at the time it was approved.

(c) With respect to a non-material contract or transaction between the Corporation and any director, the following shall apply. No director shall be disqualified by reason of being a director from, or be required to vacate his office as a director by reason of, holding any other office or place of profit with or with respect to the Corporation or any body corporate in which the Corporation is or proposes to become a shareholder, or by reason of contracting with or being otherwise in any way directly or indirectly interested or concerned in any contract or arrangement made or proposed to be made with the Corporation, nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject always to the provisions in that regard contained in the Act, no such contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be invalid, and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason only of such relationship.

(d) No director shall be obliged to make any declaration of interest with respect to a contract or transaction or proposed contract or transaction with the Corporation in which such director is in any way directly or indirectly interested except such declaration as is required by the Act, nor, subject to such provisions, shall any director be obliged to refrain from voting in respect of any such contract.

(e) For the purposes of this section 6.01, the term "director" shall include both a director and an officer. The provisions of sub-sections 6.01 (c) and (d) are in supplement of and not by way of limitation upon the rights and obligations in that regard conferred upon directors by the Act.

6.02 Limitation of Liability - Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act or omission of any person with whom any monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution or non-execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

    Indemnification - Subject to the limitations contained in the Act, but without limiting the rights of the Corporation to indemnity any individual under the Act or otherwise to the full extent permitted by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer (or an individual acting in a similar capacity) of another entity against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding in which he is involved because of that association with the Corporation or such entity and may advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in this Section 6.03 in accordance with the Act.

    Insurance - Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 6.03, as the board may from time to time determine.

    Indemnities Not Limiting - The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

ARTICLE SEVEN

MEETINGS OF SHAREHOLDERS

7.01 Annual Meetings - The annual meeting of shareholders shall be held at such time, on such day, in each year and, subject to Section 7.03 hereof, at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The board shall call an annual meeting not later than fifteen months after the holding of the last preceding annual meeting but, in any event, no later than six months after the end of the last financial year.

7.02 Special Meetings - The board shall have power to call a special meeting of shareholders at any time.

7.03 Place of Meetings - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada. A meeting held under Section 7.04 (b) shall be deemed to be held at the place where the registered office of the Corporation is located. Meetings of shareholders may also be held at a place outside Canada if the place is specified in the Articles or if all the shareholders entitled to vote at that meeting so agree. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.04 Meeting Held by Electronic Means -

    Any person entitled to attend a meeting of shareholders may vote and otherwise participate in the meeting in accordance with the Act, by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders by such means is deemed to be present at the meeting.

    Directors who call (but not shareholders who requisition) a meeting of shareholders may determine that (i) the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting; and (ii) any vote shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

    Any vote at a meeting of shareholders may be carried out, in whole or in part, by means of a telephonic, electronic or other communication facility, if the facility (i) enables the votes to be gathered in a manner that permits their subsequent verification, and (ii) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.05 Notice of Meetings - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11.01 hereof, within the timelines provided for in the Act and other applicable law, to each director, to the auditor of the Corporation and to each shareholder who, at the close of business on the record date for notice or, if no record date for notice is fixed, at the close of business on the day preceding the day on which notice is given, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

7.06 Waiver of Notice - A shareholder and any other person entitled to attend a meeting of shareholders may in any manner, and either before or after the meeting, waive notice of a meeting of shareholders, and attendance of any such person at a meeting of shareholders is a waiver of notice of the meeting, except where he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.07 List of Shareholders Entitled to Notice - For every meeting of shareholders, the Corporation or its transfer agent shall prepare, in accordance with the Act, a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to Section 7.08 hereof, the shareholders listed shall be those registered at the close of business on the day preceding the record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

7.08 Record Date for Notice - The board may by resolution fix in advance a record date, preceding the date of any meeting of shareholders in accordance with the Act and other applicable law, for the determination of the shareholders entitled to notice of such meeting. Notice of every such record date shall be given not less than seven (7) days before such record date by newspaper advertisement published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of the Corporation's shares may be recorded and, where applicable, by written notice to each stock exchange in Canada on which shares of the Corporation are listed for trading. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

7.09 Chairman, Secretary and Scrutineers - At any meeting of shareholders, the chairman of the board or the president, whoever is the chief executive officer of the Corporation, or in his absence or at his request, the other of them, or in the absence of such other, a vice-president or a director who is a shareholder shall be chairman. If no such person is present within 15 minutes after the time fixed for holding the meeting or no such person is willing or able to act as chairman, the persons present and entitled to vote at the meeting shall choose one of their number to be chairman. The secretary of the Corporation shall be the secretary of any meeting of shareholders but, if the secretary is not present, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders of the Corporation, may be appointed by a resolution or by the chairman of the meeting with the consent of the meeting.

7.10 Persons Entitled to be Present - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the Articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

7.11 Quorum - A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 25% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

7.12 Right to Vote - Subject to the provisions of the Act as to authorized representatives of shareholders that are bodies corporate or associations, at any meeting of shareholders, every person who is named in the list referred to in Section 7.07, and who holds a voting class of share, shall be entitled to vote the shares shown thereon opposite his name except to the extent hereafter provided where the Corporation has fixed a record date in respect of such meeting pursuant to Section 7.08. In that event, if a person named in such list has transferred any of his shares after such record date and if the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing to the Corporation that he owns such shares, demands not later than 10 days before the meeting that his name be included in the list, the transferee shall be entitled to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of any meeting of shareholders, every person shall be entitled to vote at that meeting who at the time of such meeting is entered in the securities register as the holder of one or more shares carrying the right to vote at that meeting.

7.13 Proxies - Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing or electronic signature executed by the shareholder or his attorney and shall conform with the requirements of the Act.

7.14 Time for Deposit of Proxies - The board may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, exclusive of non-business days, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.15 Joint Holders - If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

7.16 Votes to Govern - At any meeting of shareholders, every question, unless otherwise required by the Articles or by-laws or by the Act, shall be determined by the majority of the votes cast on the question. In the case of an equality of votes, either upon a show of hands or upon a poll or as a result of voting conducted in accordance with Section 7.04 (c) hereof, the chairman of the meeting shall have a second or casting vote.

7.17 Show of Hands - Subject to the Act and Section 7.04 (c) hereof, every question at the meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.18 Ballots - A ballot may be required (a) on any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, by the chairperson or demanded by any shareholder or proxyholder entitled to vote at the meeting; or (b) where proxies requiring that the securities represented thereby be voted against what would otherwise be the decision of the meeting in relation to such matters total more than five per cent (5%) of all the voting rights attached to all the securities entitled to be voted and be represented at the meeting. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled with respect to each share which he is entitled to vote at the meeting upon the question, to one vote or such greater number of votes as may be provided by the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

7.19 Adjournment - If a meeting of shareholders is adjourned by one or more adjournments for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

ARTICLE EIGHT

SHARES

8.01 Allotment and Issue - Subject to the Articles, the by-laws and to any pre-emptive rights provided by the Articles, unissued shares of the Corporation may be allotted and issued by resolution of the board at such times and to such persons or class of persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Shares issued by the Corporation are non-assessable and the holders thereof are not liable to the Corporation or its creditors in respect thereof.

8.02 Share Certificates - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register of the Corporation. Subject to the provisions of the Act in that behalf, share certificates (and the form of stock transfer power on the reverse side thereof) and acknowledgments of the shareholder's right to a share certificate, respectively, shall be in such form or forms as the board shall from time to time by resolution approve. Unless the board by resolution otherwise directs, share certificates shall be signed by any one of the chairman of the board, the president, vice-president or a director together with any one of the secretary, treasurer, an assistant secretary, an assistant treasurer or another director of the Corporation, and need not be under the corporate seal. Unless the board by resolution otherwise determines, where the Corporation has appointed a transfer agent and/or registrar and/or branch transfer agent for shares of the Corporation, certificates evidencing shares in respect of which such appointment or appointments has or have been made shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar and/or branch transfer agent. The signature of the chairman of the board, the president, a vice-president or a director and, in the case of or on behalf of a transfer agent and/or registrar and/or branch transfer agent, the signatures of both signing officers may be printed or otherwise mechanically reproduced thereon in facsimile and every such facsimile signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the persons whose facsimile signature appears thereon have ceased to be directors or officers of the Corporation at the date of its issue.

8.03 Securities Register - A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by resolution of the board and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by resolution of the board.

8.04 Registration of Transfer - Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with the transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board, or the Corporation's transfer agent, may from time to time prescribe, upon payment of all applicable taxes and any fees, in accordance with the Act and applicable securities regulations.

8.05 Transfer Agents and Registrars - The board may from time to time by resolution appoint one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may but need not be the same person) for the shares and/or other securities (or any class or classes thereof) issued by the Corporation in registered form and may provide for the registration of transfers of such shares and other securities in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registration of such securities (or the class or classes thereof) in respect of which any such appointment has been made. The board may at any time terminate any such appointment.

8.06 Replacement of Share Certificates - The board or any officer or any agent designated by resolution of the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time by resolution prescribe, whether generally or in a particular case, or as required by the Corporation's transfer agent.

8.07 Non-recognition of Trusts - Subject to the Act, the Corporation shall be entitled to treat as absolute owner of any share, the person in whose name the share is registered in a securities register, as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any knowledge or notice to the contrary or any indication to the contrary in the Corporation's records or on the share certificate.

8.08 Joint Shareholders - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate or written acknowledgment of a right to obtain a share certificate in respect thereof, and delivery of such certificate or written acknowledgment to any such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued or written acknowledgment delivered in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant or right issuable in respect of such share.

8.09 Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with reasonable requirements of the Corporation and the transfer agent or branch transfer agent for such share.

ARTICLE NINE

DIVIDENDS AND RIGHTS

9.01 Dividends - Subject to the provisions of the Act and the Articles, the board may from time to time by resolution declare and the Corporation may pay dividends on issued and outstanding shares of the Corporation to the holders thereof according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Dividend Cheques - A dividend payable in cash may be paid by cheque drawn on the Corporation's bankers or any one or more of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs, or may be paid by electronic deposit to a bank account specified in writing by such holder in advance of payment of such dividend. The board may by resolution appoint one or more dividend disbursing agents for such purpose and may empower such agent or agents to direct, make and sign all cheques, or transfer such amounts to be disbursed by electronic deposit, on special dividend accounts opened for such purpose with the Corporation's bankers. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 Non-receipt of Cheques - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue or cause to be issued to such person a replacement cheque for a like amount in like currency on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time by resolution prescribe, whether generally or in any particular case, or as required by the corporation's transfer agent.

9.04 Record Date for Dividends and Rights - The board may by resolution fix in advance a date, preceding by not more than 50 days, the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise such right to subscribe, as the case may be. Notice of each such record date shall be given, not less than seven (7) days before such record date (or such earlier date as the rules of any stock exchanges on which the Corporation is listed may dictate), by newspaper advertisement and to each stock exchange in Canada and the United States of America on which shares of the Corporation are listed for trading, all in the manner provided in the Act and applicable securities regulations. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation, as the case may be, shall be at the close of business on the date on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 Unclaimed Dividends - Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall, to the extent permitted by law, be forfeited and shall revert to the Corporation.

ARTICLE TEN

SECTORS, DIVISIONS AND OTHER

10.01 Authority to Create and Transact Business by Divisions - Management may, with the approval of the board, cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more sectors, divisions or other unincorporated or incorporated business units ("business entities") upon such basis, including without limitation, character or types of businesses or operations, geographical territories, products or goods or services, as may be considered appropriate in each case. Management may also, with the approval of the board, cause the business and operations of any such business entities to be consolidated or further divided into sub-units.

10.02 Name of Business Entities - Any business entity or sub-unit thereof may be designated by such name as management with the approval of the board may from time to time determine and, subject to the Act, may transact business of any kind and do all acts and things under such name.

10.03 Officers of Business Entities - From time to time, the board shall appoint the president and/or chief executive officer of a material business entity. Except as required by law, all other officers of business entities shall be appointed, and their titles, powers and duties established, by the president and/or chief executive officer of the Corporation or his or her designate. Officers of business entities or their sub-units shall not, as such, be officers of the Corporation, but shall be entitled to indemnification as set out in Section 6.03. Material business entity herein means any entity whose assets or revenues represent 10% or more of the Corporation's consolidated assets or revenues.

ARTICLE ELEVEN

NOTICES

11.01 Method of Giving Notice - Any notice (which term includes any communication or document) required or permitted to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the by-laws or otherwise, to any shareholder, other securityholder, director, officer, auditor or member of a committee of directors shall be well and sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such persons at such person's recorded address by prepaid mail or provided by electronic document to such person in accordance with the Act, provided he has consented in writing to such electronic delivery and provided a designated information system for the receipt of the notice, or if it is posted on or made available through a generally accessible electronic source, such as a web site, such person is provided with notice in writing of the availability and location of that electronic document. Any notice so delivered shall be deemed to have been given and received when it is delivered personally or to the recorded address as aforesaid; and a notice so mailed shall be deemed to have been given and received when deposited in a post office or public letter box in Canada provided that a notice or document sent by prepaid mail to a shareholder or a director at his recorded address shall be deemed to be received by such person in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at that time or at all; and a notice so given by any means of electronic or recorded telephonic communication shall be deemed to have been given and received at the time specified in the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of directors in accordance with any information received by such person and believed by such person to be reliable.

11.02 Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them.

11.03 Undelivered Notices - If any notice given to a shareholder pursuant to Section 11.01 hereof is returned on three (3) consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

11.04 Omissions and Errors - None of the accidental omission to give any notice to any shareholder, other securityholder, director, officer, auditor or member of a committee of directors, the non-receipt of any notice by any such person, or any error in any notice not affecting the substance thereof shall invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05 Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof or authority or evidence of his entitlement prescribed by the Act.

11.06 Waiver of Notice - Where a notice or document is required by the Act, the Articles, the by-laws or otherwise to be given to any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of directors or any other person, the sending of such notice or document may be waived or the time for the notice or document may be waived or abridged with the consent in writing of the persons entitled thereto, either before or after the time prescribed. The provisions of this Section 11.06 shall be in addition to and not in limitation of Sections 3.12 and 7.06 hereof relating to waivers of notice of meeting of directors and shareholders which may be given in any manner and at any time.

ARTICLE TWELVE

EFFECTIVE DATE AND REPEAL

12.01 This by-law shall come into force and take effect when approved by the board of directors of the Corporation until confirmed, confirmed as amended or rejected by the shareholders. Where the by-law is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed. Simultaneously with such coming into force and taking effect, the general by-law of the Corporation, By-law No. 78-1, enacted by the board on the 31st day of October, 1978 (the "old general by-law"), and relating generally to the transaction of the business and affairs of the Corporation shall be automatically repealed. Neither the enactment of this by-law nor the repeal of the old general by-law shall in any way affect the previous operation of the old general by-law or any part thereof or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder or the validity of any contract or agreement made pursuant thereto. All officers and persons acting under the old general by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the board, shareholders and committees of directors with continuing effect passed under the old general by-law shall continue to be good and valid until amended or repealed, except to the extent inconsistent with this by-law, it being the intention that the provisions of this by-law shall speak only from the effective date hereof without in any way affecting any resolutions duly passed or acts done or any rights existing, acquired, established, accruing or accrued under the old general by-law.

Made by the board of directors this 18th day of September, 2002.

Witness the corporate	___/s/ John A. Rogers__________________
seal of the Corporation	President & CEO
___/s/ Peter E. Brent___________________
Senior Vice-President & General Counsel
and Corporate Secretary

CONFIRMED without variation by the shareholders of the Corporation on the 6th day of March, 2003.